Exhibit 99.2

GOLD RESERVE INC.
June 30, 2017
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
August 29, 2017 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the June 30, 2017 interim consolidated financial statements and related notes.

EXPLORATION PROSPECTS

Siembra Minera

In August 2016, we executed an agreement ("Mixed Company Agreement") with Venezuela for the formation of a jointly owned company ("Mixed Company") and in October 2016, together with Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"), the entity whose mission is to develop the Brisas Cristinas Project.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana De Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve and the parties will retain their respective interest in Siembra Minera in the event the agreed upon payments, pursuant to the Settlement Agreement, are not made by Venezuela. Siembra Minera holds the gold, copper, silver and other strategic mineral rights within Bolivar State, including the Brisas Cristinas Project, (each having a 40 year term comprised of 20 years with two 10 year extensions) and is, among other things authorized, via Presidential Decrees and Ministerial and Central Bank resolutions, to carry-on its business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. Siembra Minera has not recorded any expenses to date as its initial costs have been borne by the Company and Venezuela.

The Company's cumulative expenditures associated with Siembra Minera through June 30, 2017 amounted to approximately $3.5 million, including approximately $1.6 million in 2016 and $1.9 million during the six months ended June 30, 2017. In addition, the Company has entered contracts for further expenditures amounting to approximately $1.4 million.

GR Engineering (Barbados) Inc. ("GR Engineering"), under a Technical Services Agreement, is providing engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations.

Brisas Cristinas Initial Scope of work

GR Engineering continues its work associated with the design and cost of two separate and concurrent processing plant scenarios. One is an oxide saprolite ore processing plant that would provide for a fast track production and cash flow. This is a smaller plant that could be constructed in less than a two year time frame. The other is a large scale processing plant for the sulfide saprolite and hard rock ores which would take longer to put into production.  In this regard, GR Engineering has signed initial contracts totaling an estimated $1.4 million with the following consultants initiating work on the Brisas Cristinas Project on a number of fronts:

•         Roscoe Postle Associates Inc. (RPA) has commenced work  on a NI 43-101 report and Preliminary Economic Assessment (PEA) which will include updated resource estimates and cost estimates;

•         Samuel Engineering, Inc. is providing preliminary design and cost estimates on the oxide saprolite processing plant and is providing support to RPA on the large scale hard rock process plant design and related capital cost estimates;

•         Tierra Group International, LTD is also providing preliminary design and cost estimates for the  oxide saprolite processing plant tailings dam facility and is providing support to RPA on the large scale hard rock process plant tailings dam design and capital cost estimates;

•         Ingenieria Caura, S.A. (Caura) is working on an Early Works Program (including earthwork, timber clearing and road building) along with various permitting applications which have been submitted to the government.  In addition, Caura is preparing the Venezuela Environment Impact Statements (VEIS) for  both the oxide saprolite and hard rock  process plants;

•         AATA International Inc. (AATA) has commenced work on an International Environmental and Social Impact Assessment (IESIA) for the hard rock processing plant. Prizma LLC. is providing support and assistance to Caura and AATA for the social aspects of the VEIS and IESIA;

•         Global Resource Engineering (GRE) is providing support and  assistance to Caura and AATA for the geochemistry and water quality aspects of the VEIS and IESIA; and

•         Inversiones Alfamaq, C.A. an industrial company in Venezuela has been providing support services in Venezuela and will be working with GR Engineering and Siembra Minera to provide construction services for the early works at the project once the permits are received. In addition Alfamaq has already mobilized equipment to the site and has been instrumental in the anti-malaria program with smoker units going throughout the local communities to start to eradicate the source of the malaria.

The Company’s current activities also include the drafting of an Engineering Procurement Construction Management ("EPCM") contract between GR Engineering and Siembra Minera, establishing offices in Caracas and Puerto Ordaz for operation and administrative functions, identifying and hiring administrative and operations personnel, providing incoming/outgoing transportation, preparing and implementing security policies, transportation and housing policies, hiring and training security staff and acquiring vehicles and office and field equipment.  Concurrently, the Company has conducted meetings with Venezuelan government agencies for the development of a small miner and relocation plan, development of a social development plan for the region and commenced an anti-malaria program and campaign to combat the disease.

Brisas Cristinas Combined

The original Brisas and Cristinas properties are immediately adjacent to each other. We have determined that not only did the adjoining properties share one large, continuous mineral deposit, but developing and exploiting this mineralization in a combined project would have less impact on the environment than two separate projects, and as a result would create efficiencies and economies of scale that would enhance the combined project economics.

Multiple mineral resource estimates and feasibility studies (no longer current due to stale operating and capital cost estimates), have been completed on each individual property in the past and Siembra Minera is currently completing  a new resource estimate on the combined properties   by preparing a Preliminary Economic Assessment ("PEA") in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101").

We are confident that because of the previous studies on Brisas, the Brisas Cristinas Project has the potential to be a large open pit mining project. With the granting of the new Economic Zone which encompasses the original properties and has additional space for infrastructure and resource expansion totaling 18,950 hectares, our base plan is to combine the Brisas and Cristinas properties into one project and utilize the 2008 Brisas design and layout to eliminate the duplication of infrastructure facilities and staff from the previously independent project plans. One large project versus two smaller projects reduces the overall footprint or disturbed ground by 30 to 40% of the area from what was anticipated for the independently developed projects. As a result, it allows the down-dip expansion of the pit area for increased recovery of substantial additional potential mineral resources while significantly reducing related environmental impacts.  The early works activities will commence on the original Brisas site due to the fact that much of what is in the first permit was already permitted by the government in 2007 and therefore are at an advanced stage, which will allow the government to fast track this early permitting.

Brisas Cristinas Location

The Brisas Cristinas Project is located in the Guyana region, in the Kilometer (Km) 88 gold mining district of Bolivar State in southeast Venezuela. The name Kilometer 88 for the district came from the area being located near the kilometer 88 marker of the road linking El Dorado (Km 0) with the Brazilian border (Pan American Highway or Highway 10). Las Claritas is the closest town to the property. The closest nearby large city is Puerto Ordaz situated on the Orinoco River near its confluence with the Caroní River. Puerto Ordaz is home to most of the major industrial facilities like the aluminum smelters and port facilities accessible to ocean-going vessels from the Atlantic Ocean via the Orinoco River, a distance of about 200 kilometers.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property  for $350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska. The Property remains at an early stage of exploration and is the subject of a National Instrument 43-101 Technical Report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated February 19, 2016 prepared for us by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng.

BRISAS ARBITRAL AWARD SETTLEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project. In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

In June 2017, we signed an amended settlement agreement with Venezuela which contemplated payment of the Award (including interest) and the purchase of our mining data by Venezuela. Under the terms of the agreement, Venezuela agreed to pay the Company $797 million to satisfy the Award and $240 million for the Mining Data for a total of approximately $1.037 billion. The agreement included an initial installment of US $40 million, 20 monthly payments of US $29.5 million and three monthly payments of US $40.8 million on or before the 10th day of each month starting in July 2017, with a final payment of US $285 million scheduled to be paid on or before June 10, 2019. The first $240 million received from Venezuela is, pursuant to the Settlement Agreement, related to the sale of the Mining Data. In addition, Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award, agreed to terminate all other proceedings seeking annulment of the Award and refrain from commencing or pursuing any further proceedings including those in France, England, Luxembourg and the United States, to seek any such annulment. Venezuela also agreed to place Venezuelan financial instruments with a face value of US $350 million in trust as collateral for the future payments. As of August 29, 2017, the Company had received the first three payments under the agreement totaling $99 million which, according to the terms of the agreement, are allocated solely to the sale of the mining data.

We have outstanding Contingent Value Rights ("CVRs"), which are obligations relating to a portion of the future proceeds of the Award against Venezuela and/or the sale of the Brisas Project technical mining data (the "Mining Data") that we previously compiled. The estimated amount due pursuant to the terms of the CVR as of June 30, 2017, based on income from the sale of the Mining Data of $99 million net of deductions, is approximately $1.9 million. (See Note 11 to the interim consolidated financial statements).

The Company maintains a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions to the Company. The estimated amount due to participants pursuant to the terms of the Bonus Plan as of June 30, 2017 is $0.8 million which is included in corporate general and administrative expense in the Consolidated Statements of Operations for the three and six months ended June 30, 2017. (See Note 3 to the interim consolidated financial statements)

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (the "Retention Units") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit was granted or on the date any such participant becomes entitled to payment, whichever is greater. In June 2017, as a result of the collection of proceeds related to the Mining Data, the Retention Units vested and the Company accrued a liability of $7.7 million. The Company also maintains change of control agreements with certain officers and employees. As of June 30, 2017, in the event of a change of control, the amount payable under these agreements was approximately $8.1 million. (See Note 10 to the interim consolidated financial statements).

Upon receipt of proceeds from the disposition of the Mining Data, the Company was obligated to give notice to its noteholders that it would redeem its outstanding 11% Senior Secured Convertible Notes due December 31, 2018 (the "2018 Convertible Notes") and its 11% Senior Secured Interest Notes due December 31, 2018 (the "Interest Notes" and, together with the 2018 Convertible Notes, the “2018 Notes”)  for an amount of cash equal to 120% of the 2018 Notes to be redeemed, plus unpaid interest to the redemption date. (See Notes 11 and 13 to the interim consolidated financial statements).

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award or sale of the Mining Data, including CVRs, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

In August 2017, The U.S. government moved to restrict the Venezuelan government's access to the U.S. financial markets. An executive order was issued barring, among other things, dealings in new bonds and stocks issued by the Venezuelan government and the state oil company. The Company is evaluating the impact of these and other restrictions, if any, on its dealings with the Venezuelan government.

Financial Overview

Our recent operating results reflect the receipt of the first three payments pursuant to the terms of the Settlement Agreement and the impact of expenses associated with the completion of the Settlement Agreement, formation of Siembra Minera and its early development of the Brisas Cristinas Project, costs associated with the collection of proceeds from with the sale of the Mining Data, interest expense related to our debt and costs associated with maintaining our legal and regulatory obligations in good standing. Historically, our financial position has been influenced by the seizure of the Brisas Project by the Venezuelan government, legal costs related to obtaining the Award and efforts to enforce and collect it, restructuring of outstanding convertible notes in 2012, 2014 and 2015 and related interest expense.

We have no commercial production and, as a result, continue to experience losses from operations, a trend we expect to continue unless we, through Siembra Minera, successfully develop the Brisas Cristinas Project. Our net income for the three and six months ended June 30, 2017 is primarily the result of the collection of the first three payments under the Settlement Agreement.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. Siembra Minera will require substantial new funding in order to advance the Brisas Cristinas Project. The timing and amount of future investments in Siembra Minera are subject to available cash and/or future financings. We have one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At June 30, 2017, the Company had cash and cash equivalents of approximately $72.4 million which represents an increase from December 31, 2016 of approximately $36.7 million. The net increase was primarily due to receipt of the first ($40 million) payment under the Settlement Agreement partially offset by cash used in operations as more fully described in the “Operating Activities” section below.

	2017	Change	2016
Cash and cash equivalents	$72,436,128	$36,689,079	$35,747,049

As of June 30, 2017, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $72.9 million, receivable from the sale of mining data of $59 million, Brisas Project related equipment with an estimated net realizable value of approximately $11.7 million (See Note 7 to the interim consolidated financial statements), short-term financial obligations including income tax payable, retention units payable, contingent value rights, accounts payable and accrued expenses of approximately $29.2 million and convertible notes and interest notes of approximately $60.2 million face value (See Notes 11 and 13 to the interim consolidated financial statements).

We have no revenue producing operations at this time and our working capital position is dependent upon receipt of payments under the Settlement Agreement and our cash burn rate and we may be required to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Operating Activities

Cash flow used in operating activities for the six months ended June 30, 2017 and 2016 was approximately $3.7 million and $4.8 million, respectively. Cash flow used in operating activities consists of net income (loss) (the components of which are more fully discussed below) adjusted for gains on investing activities and non-cash expense items primarily related to stock option compensation, accretion of convertible notes recorded as interest expense and certain non-cash changes in working capital.

Cash flow used in operating activities during the six months ended June 30, 2017 decreased from the prior comparable period primarily due to a decrease in cash paid for arbitration and settlement expense partially offset by expenses related to Siembra Minera.

Investing Activities

Cash flow from investing activities increased during the six months ended June 30, 2017 due to the receipt of the first payment of $40 million from the sale of the Mining Data. During the six months ended June 30, 2016, the Company acquired the LMS Gold Project for $0.35 million and recorded proceeds from the disposition of marketable securities of $0.05 million. As of June 30, 2017, the Company held approximately $11.7 million of Brisas project related equipment intended for future sale or use.

Financing Activities

During the six months ended June 30, 2017 and 2016, certain directors, officers, employees and consultants exercised approximately 0.1 million and 2.3 million outstanding options, respectively for net proceeds to the Company of approximately $0.4 million and $4.1 million, respectively. During the second quarter of 2016, the Company closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the "Private Placement"). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of June 30, 2017 (For further details see Note 11 to the interim consolidated financial statements):

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1]	$ 50,852,345	$ 49,814,345	$ -	$ 1,038,000	-
Notes Premium	5,500,000	5,500,000	-	-	-
Interest Notes	9,311,621	9,311,621	-	-	-
Interest	285,450	57,090	114,180	114,180	-
	$ 65,949,416	$ 64,683,056	$ 114,180	$ 1,152,180	-

1         Includes $49,814,345 principal amount of 11% Senior Secured Convertible Notes due December 31, 2018 (the “2018 Convertible Notes”) and $1,038,000 principal amount of 5.50% Convertible Notes due June 15, 2022 (the “2022 Convertible Notes”).

The amounts shown above include the payments due as of June 30, 2017. As of August 10, 2017, all of the 2018 Notes had been converted to shares or redeemed. The amount recorded as convertible notes and interest notes in the consolidated balance sheet as of June 30, 2017 is comprised of approximately $44.1 million carrying value of 2018 Convertible Notes, $5.5 million premium on 2018 Notes, approximately $1.0 million of 2022 Convertible Notes and Interest Notes of approximately $9.3 million. The carrying value of convertible notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense. (See Notes 11 and 13 to the interim consolidated financial statements).

Results of Operations

Summary Results of Operations

		Three months			Six months
	2017	2016	Change	2017	2016	Change
Other Income	$88,522,726	$ 9,032	$88,513,694	$88,529,414	$ 53,953	$88,475,461
Total Expenses	(16,383,847)	(4,646,545)	(11,737,302)	(25,145,222)	(9,613,760)	(15,531,462)
Net Income (loss) before tax	$72,138,879	$(4,637,513)	$76,776,392	$63,384,192	$ (9,559,807)	$72,943,999

Consolidated net income (loss) before tax for the three and six months ended June 30, 2017 was approximately $72.1 million and $63.4 million, respectively compared to ($4.6) million and ($9.6) million in the comparable periods in 2016.

Other Income

		Three months			Six months
	2017	2016	Change	2017	2016	Change
Sale of mining data	$99,000,000	$ –	$99,000,000	$99,000,000	$ –	$99,000,000
Gain on disposition of marketable securities	–	–	–	–	48,300	(48,300)
Interest	14,766	10,794	3,972	29,798	12,906	16,892
Gain (loss) on settlement of debt	(10,492,564)	1,592	(10,494,156)	(10,492,564)	1,592	(10,494,156)
Foreign currency gain (loss)	524	(3,354)	3,878	(7,820)	(8,845)	1,025
	$88,522,726	$ 9,032	$88,513,694	$88,529,414	$ 53,953	$88,475,461

As the Company has no commercial production at this time, other income is often variable from period to period. The increase in other income was primarily due to the sale of the Mining Data, partially offset by a loss on settlement of debt in 2017.

Expenses

Corporate general and administrative expense for the three and six months ended June 30, 2017 increased from the comparable periods in 2016 primarily due to increases in expense related to non-cash charges associated with the issuance of stock options, compensation expense and the bonus plan as a result of receiving payment related to the sale of the Mining Data. Retention units and contingent value rights became payable upon receipt of payment from the sale of mining data in 2017. Expenses associated with Siembra Minera totaled approximately $0.3 million and $1.9 million for the three and six months ended June 30, 2017. Expenses related to arbitration and settlement during the three months ended June 30, 2017 increased from the comparable period due to contingent legal fees that became due upon receiving payment under the Settlement Agreement. The decrease in equipment holding costs was due to refurbishment of the equipment in 2016. The increase in interest expense was due to an increase in accretion of convertible notes to face value.  Overall, total expenses for the three and six months ended June 30, 2017 increased by approximately $11.7 million and $15.5 million, respectively, over the comparable periods in 2016.

		Three months			Six months
	2017	2016	Change	2017	2016	Change
Corporate general and administrative	$ 2,079,889	$ 742,925	$ 1,336,964	$ 6,115,593	$ 1,490,634	$ 4,624,959
Retention units	7,694,200	–	7,694,200	7,694,200	–	7,694,200
Contingent value rights	919,163	–	919,163	919,163	–	919,163
Siembra Minera	338,450	–	338,450	1,900,278	–	1,900,278
Exploration	28,224	53,377	(25,153)	56,918	114,929	(58,011)
Legal and accounting	169,917	74,196	95,721	318,987	267,464	51,523
Arbitration and settlement	2,155,408	942,830	1,212,578	2,337,668	2,287,665	50,003
Equipment holding costs	157,084	274,334	(117,250)	312,110	483,801	(171,691)
Interest expense	2,841,512	2,558,883	282,629	5,490,305	4,969,267	521,038
Total expenses	$ 16,383,847	$ 4,646,545	$ 11,737,302	$ 25,145,222	$ 9,613,760	$ 15,531,462

SUMMARY OF QUARTERLY RESULTS

Quarter ended	6/30/17	3/31/17	12/31/16	9/30/16	6/30/16	3/31/16	12/31/15	9/30/15
Other Income (loss)	$88,522,726	$6,688	$(554,106)	$6,798	$9,032	$44,921	$(541,993)	$(1,662)
Net income (loss)
before tax (1)	72,138,879	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)	(3,581,046)
Per share	0.80	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)
Fully diluted	0.70	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)
Net income (loss) (1)	56,291,275	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)	(3,581,046)
Per share	0.63	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)
Fully diluted	0.55	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)

(1)     Net income (loss) from continuing and total operations attributable to owners of the parent.

In the second quarter of 2017 the Company recorded $99.0 million of income related to the sale of its Mining Data and a $10.5 million loss on settlement of debt. In the first quarter of 2017, other income (loss) consisted of interest income and foreign currency loss.  In the fourth quarter of 2016, other income (loss) primarily consisted of a loss on write-down of property, plant and equipment partially offset by foreign currency gain. In the second and third quarters of 2016, other income (loss) consisted of interest income, gain (loss) on settlement of debt and foreign currency loss. Other income (loss) in the first quarter of 2016 was primarily related to gain on disposition of marketable securities. Other income (loss) in the fourth quarter of 2015 was primarily due to the restructuring of the 2018 Notes and the impairment of marketable securities. Other income (loss) in the third quarter of 2015 was a result of foreign exchange gain (loss).

In the second quarter of 2017 the Company recorded net income associated with the collection of proceeds related to the sale of its Mining Data offset partially by the loss on settlement of debt. In the first quarter of 2017, net loss increased primarily as a result of non-cash stock option compensation expense of $4.4 million partially offset by a $1.2 million decrease in arbitration and settlement costs. In the fourth quarter of 2016, net loss increased as a result of a loss on write-down of property, plant and equipment as well as an increase in costs associated with employee compensation and director fees. In the third quarter of 2016, net loss increased mainly as a result of increased expenses related to increased efforts to settle the Award and the incurrence of costs associated with the formation of Siembra Minera. Net loss in the second quarter of 2016 decreased as a result of a decrease in arbitration enforcement and collection and legal and accounting expense. In the first quarter of 2016, net loss decreased after the loss had increased in the fourth quarter of 2015 due to the restructuring of the 2018 Notes. This 2016 decrease was partially offset by an increase in costs associated with efforts to settle the Award. The decrease in net loss during the third quarter of 2015 was primarily due to a decrease in arbitration enforcement and collection costs.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expense, results of operations, liquidity, capital expenditures or capital resources.